Exhibit (a)(1)(L)

Form of Offer Expiration Notice

To be sent: Tuesday, May 26, ~4:00pm ET

Subject: Rocket Exchange Offer Election Period Expired

Hello [First Name],

We are sending this email to inform you that the Exchange Offer from Rocket Pharmaceuticals has expired. You may no longer make elections through the AwardTraq Option Exchange Portal. Any Eligible Options you did not tender for exchange will remain outstanding and subject to their original terms. For any questions, please contact people@rocketpharma.com.

Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Offer Documents.

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